Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following information was distributed by Freescale Semiconductor, Ltd. (the “Company”) to the Company’s employees on March 27, 2015.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP Semiconductors N.V. (“NXP”) pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 which is available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, NXP plans to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of the Company and a prospectus of NXP. The Company will mail the prospectus/proxy statement to its shareholders. INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding NXP’s directors and executive officers is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint prospectus/proxy statement when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

EMPLOYEE FREQUENTLY ASKED QUESTIONS

This installment of Frequently Asked Questions has been posted to respond to employee questions submitted to the Merger Website. Although we are not able to answer every specific question, the integration team is working hard to pull together as many answers as we can to provide additional information as we journey through this process. Please note that some of the questions submitted could not be answered because they request confidential and proprietary information.

Customer Care-Abouts

1.	What will happen to the Freescale Brand, the University Dream Team engagement, and the Freescale Truck?

Between now and closing, it’s business as usual for Freescale. After closing, NXP has announced that it will work to propagate best practices from Freescale and NXP in an effort to continually improve our business. Freescale is expected to convert to the NXP brand.

2.	Will Freescale continue its longevity program?

Between now and closing, it’s business as usual for Freescale. NXP has a strong focus on customers and after closing NXP has announced that it will work to propagate best practices from Freescale and NXP in an effort to continually improve our business.

3.	Why is Freescale merging with NXP?

Our combination with NXP is based on compelling strategic logic and brings together two highly successful and complementary businesses to create one of the top semiconductor companies in the world, with strength in the fast-growing automotive and Internet of things sectors. We believe that through this combination, our new company will have the size and scale needed to capitalize on macro trends and changing customer demands.

4.	Who is NXP?

NXP is an exceptional company with a like-minded approach to Freescale’s in terms of customer service and innovation. Founded more than 55 years ago as Philips Semiconductors, NXP is built on a rich technology heritage. Today, the NXP brand stands for the innovation and versatility that customers need and value in an ever changing marketplace.

We look forward to combining Freescale’s strong portfolio in automotive, networking, and industrials with NXP’s unparalleled offerings in automotive and security solutions.

Community

5.	Will Freescale continue as the sponsor of the Austin Marathon? What about other community engagements and sponsorships?

Freescale is currently the Sponsoring Partner of the Austin Marathon. This and other Freescale community engagements and sponsorships align with the community outreach at NXP.

Innovation

6.	Will NXP maintain a similar focus on innovation and patents as Freescale has?

Patents represent the protection of our technology, both at Freescale and NXP. It is also important how we bring technology together with disruptive innovation to be able to make a difference for our customers, not just innovation for innovation sake. Patents allow us to protect this disruptive innovation and delight our customers. Therefore we expect to continue placing an emphasis on innovation and patents.

Organization

7.	Who will run the combined company and what will the combined organizational structure look like?

Rick Clemmer will be the President and CEO of the merged company. Other aspects of the organizational structure will be announced at the appropriate time.

8.	Will my reporting structure change?

We expect that any reporting structure changes will be as a result of normal business activities. Any changes to reporting structure due to the merger will be communicated after the closing. Until the transaction closes, we will continue operating as two separate companies.

9.	What information can you provide about Digital Networking in relation to the merger announcement?

During the diligence process leading up to the announcement of the Merger, each of the Freescale businesses and operations were discussed in detail. Accordingly, the Digital Networking business was reviewed by NXP management and third party experts. From this review it was readily apparent that the Digital Networking business is a market leader with solid financial returns and strong customer relationships. The high performance embedded nature of the business allows for long product cycles and requires continuous R&D investment and execution to maintain competitiveness. In the future networked IoT world, digital networking has a strong role to play in the merged company.

10.	What will happen to the Freescale Discovery Labs programs?

NXP invests in similar innovation programs which we expect to be integrated as part of the Merger, where the best practices of each company can be leveraged.

11.	How many design centers and design data centers does NXP have and where are they located?

Similar to Freescale, NXP has numerous design and technology teams around the globe. Additional information regarding NXP’s structure, organizations and locations will be communicated to Freescale employees at the appropriate time.

Benefits

12.	Is NXP going to recognize my Freescale years of service?

In general, NXP has committed to recognize years of service with Freescale for purposes of benefit programs, plans and policies. More information will be communicated at the appropriate time.

13.	How will the Merger announcement impact Freescale’s US Retiree Medical Plan?

Between now and closing, it’s business as usual under the Freescale US Retiree Medical Plan. Also during this time, representatives from NXP and Freescale will complete a detailed review of the benefit programs between the two companies. Additional information will be provided regarding NXP benefits at the appropriate time.

14.	When will we learn more about NXP benefit programs (health and welfare, life insurance, wellness, retirement, annual leave and paid time off)?

Between now and closing, representatives from NXP and Freescale will complete a detailed review of the benefit programs between the two companies to evaluate the best practices going forward. Additional information will be provided regarding NXP benefits at the appropriate time.

15.	Will Freescale continue to have the Employee Share Purchase Plan (ESPP) beyond 1H 2015?

If the transaction is not closed prior to July 1, 2015, Freescale will make available one additional offering period (2H 2015) for existing participants only at a payroll deduction percentage equal to or less than their current 1H 2015 payroll deduction percentage. Current participants can decrease their deductions during the open enrollment window and can withdraw at any time in accordance with the ESPP.

If the closing occurs prior to the end of the offering period (1H or 2H 2015), then at least 7 business days prior to the closing date, Freescale will end the current offering period and complete the purchase. Employee contributions will be used to purchase the maximum number of whole shares on that date, with any residual funds returned to the employee.

Compensation

16.	Will the Merger announcement have any impact on Freescale’s current compensation programs?

At this time, there is no change to Freescale’s compensation programs. Until the closing, we will continue to utilize the tools and programs across the company to recognize and reward our employees as we have done in the past, including the Freescale Bonus Plan (FBP), Sales Incentive Plan (SIP), Technical Talent Pipeline (TTP), BRAVO!, promotions, and non-executive salary adjustments.

17.	How will vested but unexercised Stock Options (Options), unvested Options, unvested Restricted Share Units (RSUs) and unvested performance-based RSUs be converted to NXP awards?

Under the Merger agreement the consideration for each Freescale common share is $6.25 in cash and 0.3521 of an NXP ordinary share. With regard to Freescale awards, the following applies:

Options. Any vested but unexercised Options and any unvested Options outstanding on the closing date will be assumed by NXP and converted into vested and unvested Options, as applicable, to purchase NXP ordinary shares. The NXP Options will have the same vesting and expiration date as the original Freescale award. The number of shares covered by the award and the exercise price will be adjusted to maintain the approximate intrinsic value of the award at the time of closing. Additional information regarding the specific conversion of an employee’s Freescale Option award will be provided at the appropriate time.

RSUs. Any unvested RSUs outstanding on the closing date will be assumed by NXP and converted into unvested RSUs to be settled by NXP ordinary shares. The NXP RSUs will have the same vesting as the original Freescale award. The number of shares covered by the award will be adjusted to maintain the approximate intrinsic value of the award at the time of closing. Additional information regarding the specific conversion of an employee’s Freescale RSU award will be provided at the appropriate time.

Performance-based RSUs. Prior to the closing date, the performance period for each outstanding performance-based RSU award will end, actual performance will be measured against the pre-established performance metric of the award and the number of unvested performance-based RSUs will be calculated. The resulting unvested performance-based RSUs will be assumed by NXP and converted into unvested RSUs to be settled by NXP ordinary shares. The NXP RSUs will have the same time-based vesting as the original Freescale award. The number of shares covered by the award will be adjusted to maintain the approximate intrinsic value of the award at the time of closing. Additional information regarding the specific conversion of an employee’s Freescale performance-based RSU award will be provided at the appropriate time.

Employee Matters

18.	Does NXP allow remote or alternative work schedules?

NXP employees and their managers work together to establish appropriate work arrangements to meet the needs of the business, while being sensitive to individual employee needs.

19.	Does NXP use contingent or contract labor?

Similar to Freescale, NXP utilizes a number of contingent or contract employees to meet the specific demands of the business.

20.	Will Freescale stop “Freescale Way” or Six Sigma programs?

At this time, there will be no change to Freescale Way or our Six Sigma programs. After closing, NXP has announced that it will work to propagate best practices from Freescale and NXP operations in an effort to continually improve our business.

21.	Does the Merger announcement change Freescale’s current internal or external job postings?

At this time, there is no change to Freescale’s internal or external job postings. We will continue to fill critical roles and move forward with our planned 2015 new college graduate hires, co-ops and intern programs.

22.	How will the Merger announcement impact the Immigration, H1B Visa or Permanent Residency process?

The Merger announcement does not impact any Immigration, H1B Visa or Permanent Residency processes. We expect to continue these processes, consistent with how they were handled prior to the announcement. More information will be communicated at the appropriate time and directly with employees engaged in these processes.

Integration

23.	The NXP press release mentioned cost synergies, can you explain what this means?

Cost synergies are cost reductions that will be realized as a combined company. This can include procurement cost savings, efficiencies with tools and equipment, site consolidations, and unfortunately, employee reductions[, although no decisions on specific employee reductions have been made at this time]. For any employee reductions, we will be thoughtful and respectful, communicating to impacted employees as soon as practicable. As a result of the announced merger, NXP does not currently plan to cancel any Freescale R&D projects or close any Freescale front-end or back-end facilities.

24.	How can I stay informed through the merger process?

We have launched an internal website for information pertaining the Freescale-NXP merger, accessible from Summit. We will keep this site up to date with news, important documents, rules of engagement (do’s and don’ts) and frequently asked questions. This site is behind the firewall, so it must be accessed through a Freescale network or a VPN connection.

25.	Can Freescale employees have contact with NXP employees?

Until the closing, Freescale and NXP continue to be two separate companies and will operate independently as competitors. Given we continue to operate as two independent companies, Freescale employees should not share any confidential information regarding Freescale or our business. But you may interact with NXP employees in the same way that you would have if the merger had not been announced. With regard to the merger, all interactions should be handled by the Freescale Integration Team. If you have a question about interacting with an NXP employee, please contact your manager or human resources representative.

26.	Will Freescale policies and procedures apply now that the merger has been announced?

The merger announcement has no effect on Freescale policies and procedures between now and closing. For example, employees should continue to follow the Code of Ethics and Business Conduct and complete required training. All of our current business, human resources and finance policies and procedures should be followed as they were before the announcement. Any changes or updates will be communicated before new policies go into effect and will be made available for employees to review and observe.